Semiannual Report

MARCH 31, 2005

Waddell & Reed Advisors High Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors High Income Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed Advisors High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2005.

The six-month period was split into two very different halves. The last calendar quarter of 2004 showed strong market gains, as we shook off some of the concerns surrounding the U.S. presidential election while the economy exhibited continued strength. The first quarter of 2005 offered considerably more restrained performance. Rising interest rates and inflation concerns led to negative returns for most major market indexes. However, stocks saw solid returns for the six-month period overall, as the S&P 500 Index rose 6.88 percent and the Dow Jones Industrial Average returned 5.37 percent. Bonds did not fare as well, with the Lehman Brothers U.S. Credit Index returning 0.21 percent over the last six months.

A number of factors weighed on the minds of investors during the period. These included continued turmoil in Iraq, rising energy prices, the potential for accelerating inflation and a decline in the value of the U.S. dollar. Corporate earnings remained strong, however, and gross domestic product (GDP) in the United States expanded at an annual rate of 3.8 percent in the last calendar quarter of 2004, and appears to have grown at about the same rate in the first quarter of 2005.

In response to inflation concerns, the Federal Reserve continued to bring short-term interest rates to a less accommodative position. The Fed enacted a number of small rate increases between September and March, with short-term rates ending the period at 2.75 percent. The Fed has stated that it intends to continue considering "measured" rate increases over the next few months.

Looking ahead, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets.

Keep in mind, however, that uncertainty is a core feature of the financial markets. That's why we believe that adhering to the fundamental principles of investing is the best way to work toward your long-term financial goals. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential to meet your financial goals.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses
HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2005	Beginning Account Value 9-30-04	Ending Account Value 3-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,018	1.13%	$ 5.69
Class B	1,000	1,013	2.11	10.57
Class C	1,000	1,013	2.03	10.17
Class Y	1,000	1,020	0.83	4.17
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.13%	$ 5.69
Class B	1,000	1,014	2.11	10.58
Class C	1,000	1,015	2.03	10.17
Class Y	1,000	1,021	0.83	4.17

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2005, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF HIGH INCOME FUND

Portfolio Highlights

On March 31, 2005, Waddell & Reed Advisors High Income Fund had net assets totaling $947,667,077 invested in a diversified portfolio of:

91.21%	**Corporate Debt Securities**
6.57%	**Cash and Cash Equivalents**
2.22%	**Common and Preferred Stocks, Right and Warrants**

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



Consumer Services Bonds	$12.69
Utilities Bonds	$12.03
Capital Goods Bonds	$10.80
Consumer Nondurables Bonds	$ 9.80
Energy Bonds	$ 7.37
Shelter Bonds	$ 7.01
Cash and Cash Equivalents	$ 6.57
Business Equipment and Services Bonds . .	$ 5.65
Retail Bonds	$ 5.34
Health Care Bonds	$ 5.20
Technology Bonds	$ 3.98
Financial Services Bonds	$ 3.52
Consumer Durables Bonds	$ 3.08
Raw Materials Bonds	$ 3.07
Common and Preferred Stocks, Right and Warrants	$ 2.22
Multi-Industry Bonds	$ 1.10
Transportation Bonds	$ 0.57

On March 31, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	A	0.46%
■	BBB	2.39%
■	BB	13.83%
■	B	58.61%
■	Below B	15.60%
■	Non-rated	0.32%
☐	Cash and Cash Equivalents and Equities . . .	8.79%

The Investments of High Income Fund

March 31, 2005

COMMON STOCKS, RIGHT AND WARRANTS	Shares	Value
Aluminum – 0.06%		
Century Aluminum Company*.	18,700	$ 565,208
Chemicals – Petroleum and Inorganic – 0.32%		
UAP Holding Corp.*.	190,775	3,069,570
Coal – 0.14%		
Foundation Coal Holdings, Inc.	56,200	1,321,262
Finance Companies – 0.01%		
ONO Finance Plc, Rights (A)*.	2,500	55,000
Hospital Supply and Management – 0.13%		
Psychiatric Solutions, Inc.*	26,400	1,213,872
Hotels and Gaming – 0.45%		
Orient-Express Hotels Ltd.	163,700	4,272,570
Petroleum – International – 0.50%		
Forest Oil Corporation*.	117,400	4,754,700
Utilities – Gas and Pipeline – 0.28%		
Williams Companies, Inc. (The)	140,400	2,640,924
Utilities – Telephone – 0.14%		
GT Group Telecom, Inc., Warrants (A)(B)*	3,950	4
IWO Holdings, Inc., Warrants (A)*.	6,750	67
SBA Communications Corporation*	113,700	1,038,081
US Unwired Inc.*	75,840	318,907
		1,357,059
TOTAL COMMON STOCKS, RIGHT AND WARRANTS – 2.03%		$ 19,250,165
(Cost: $17,672,825)		

PREFERRED STOCKS		
Apparel – 0.18%		
Anvil Holdings, Inc., 13.0%*	168,014	1,722,145
Broadcasting – 0.01%		
Adelphia Communications Corporation, 13.0%*	17,500	56,875
TOTAL PREFERRED STOCKS – 0.19%		$ 1,779,020
(Cost: $4,931,247)		

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 1.83%		
Argo-Tech Corporation,		
9.25%, 6–1–11	$1,225	$ 1,316,875
BE Aerospace, Inc.,		
8.5%, 10–1–10	750	817,500
Bombardier Recreational Products Inc.,		
8.375%, 12–15–13	1,225	1,298,500
Esterline Technologies Corporation,		
7.75%, 6–15–13	4,750	4,940,000
L–3 Communications Corporation,		
6.125%, 1–15–14	5,200	5,122,000
Orbital Sciences Corporation,		
9.0%, 7–15–11	3,500	3,841,250
		17,336,125
Aluminum – 0.15%		
Century Aluminum Company,		
7.5%, 8–15–14	1,450	**1,464,500**
Apparel – 0.48%		
Anvil Knitwear, Inc.,		
10.875%, 3–15–07	1,150	971,750
Perry Ellis International, Inc.,		
8.875%, 9–15–13	3,500	3,605,000
		4,576,750
Beverages – 0.20%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	1,750	**1,872,500**
Broadcasting – 4.22%		
CCH II and CCH II Capital,		
10.25%, 9–15–10	6,380	6,507,600
Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.,		
8.0%, 4–30–12 (A)	5,700	5,671,500
Entercom Radio, LLC and Entercom Capital, Inc.,		
7.625%, 3–1–14	3,000	3,120,000
Entravision Communications Corporation,		
8.125%, 3–15–09	1,900	1,980,750
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	9,125	9,855,000
Insight Communications Company, Inc.,		
0.0%, 2–15–11 (C)	2,750	2,736,250

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Broadcasting (Continued)		
NTL Cable PLC,		
8.75%, 4–15–14 (A)	$2,000	$ 2,155,000
Nexstar Broadcasting, Inc.,		
7.0%, 1–15–14	3,150	2,976,750
Susquehanna Media Co.,		
7.375%, 4–15–13	750	772,500
Young Broadcasting Inc.,		
8.5%, 12–15–08	4,050	4,242,375
		40,017,725
Business Equipment and Services – 5.65%		
Alderwoods Group, Inc.,		
7.75%, 9–15–12 (A)	2,775	2,837,437
Allied Waste North America, Inc.:		
8.5%, 12–1–08	4,500	4,612,500
9.25%, 9–1–12	4,000	4,280,000
Carriage Services, Inc.,		
7.875%, 1–15–15 (A)	2,600	2,613,000
Iron Mountain Incorporated:		
8.625%, 4–1–13	2,700	2,727,000
7.75%, 1–15–15	7,000	6,912,500
MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company:		
5.76%, 12–15–11 (A)	2,800	2,870,000
8.0%, 12–15–14 (A)	800	818,000
Owens & Minor, Inc.,		
8.5%, 7–15–11	4,750	5,058,750
Synagro Technologies, Inc.,		
9.5%, 4–1–09	4,700	5,111,250
UCAR Finance Inc.,		
10.25%, 2–15–12	3,780	4,044,600
Vertis, Inc.:		
9.75%, 4–1–09	825	862,125
10.875%, 6–15–09	8,100	7,816,500
13.5%, 12–7–09 (A)	3,675	2,995,125
		53,558,787
Capital Equipment – 2.33%		
Case New Holland Inc.,		
9.25%, 8–1–11 (A)	5,600	5,964,000
Dresser-Rand Group Inc.,		
7.375%, 11–1–14 (A)	1,250	1,250,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Capital Equipment (Continued)		
GEO Sub Corp.,		
11.0%, 5–15–12	$3,000	$ 3,075,000
IMCO Recycling Inc.,		
10.375%, 10–15–10	1,650	1,831,500
Mueller Group, Inc.:		
7.4925%, 11–1–11	1,600	1,624,000
10.0%, 5–1–12	4,825	5,211,000
Simmons Company,		
0.0%, 12–15–14 (A)(C).	5,000	3,125,000
		22,080,500
Chemicals – Petroleum and Inorganic – 1.70%		
PolyOne Corporation,		
8.875%, 5–1–12	4,150	4,440,500
Resolution Performance Products LLC and		
RPP Capital Corporation:		
9.5%, 4–15–10	4,500	4,792,500
13.5%, 11–15–10	3,000	3,240,000
UAP Holding Corp.,		
0.0%, 7–15–12 (C)	4,000	3,180,000
United Agri Products, Inc.,		
8.25%, 12–15–11	452	470,080
		16,123,080
Chemicals – Specialty – 1.22%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	3,000	2,580,000
0.0%, 6–1–13 (C)	6,750	5,602,500
Ethyl Corporation,		
8.875%, 5–1–10	1,650	1,765,500
PQ Corporation,		
7.5%, 2–15–13 (A)	1,600	1,576,000
		11,524,000
Coal – 0.88%		
Foundation PA Coal Company,		
7.25%, 8–1–14	5,100	5,176,500
Southern Star Central Corp.,		
8.5%, 8–1–10	3,000	3,195,000
		8,371,500
Communications Equipment – 0.13%		
AirGate PCS, Inc.,		
6.41%, 10–15–11 (A)	1,250	1,275,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Peripherals – 1.24%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (A)(C)	$11,050	$ 7,735,000
Activant Solutions Inc.:		
9.09%, 4–1–10 (A)	800	816,000
10.5%, 6–15–11	3,000	3,195,000
		11,746,000
Construction Materials – 7.55%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	6,950	4,830,250
Ames True Temper, Inc.,		
10.0%, 7–15–12	2,450	2,082,500
Associated Materials Incorporated,		
9.75%, 4–15–12	5,820	6,256,500
Brand Services, Inc.,		
12.0%, 10–15–12	4,250	4,717,500
Builders FirstSource, Inc.,		
7.02438%, 2–15–12 (A)	6,400	6,304,000
Interface, Inc.:		
7.3%, 4–1–08	2,000	1,950,000
10.375%, 2–1–10	6,180	6,921,600
9.5%, 2–1–14	3,750	3,946,875
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	10,000	11,000,000
MAAX Corporation,		
9.75%, 6–15–12	3,750	3,825,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	6,750	6,986,250
Nortek, Inc.,		
8.5%, 9–1–14	4,750	4,583,750
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	6,400	6,048,000
WII Components, Inc.,		
10.0%, 2–15–12	2,000	2,050,000
		71,502,225
Containers – 5.33%		
Alltrista Corporation,		
9.75%, 5–1–12	9,700	10,330,500
Crown European Holdings:		
9.5%, 3–1–11	7,500	8,231,250
10.875%, 3–1–13	2,700	3,132,000
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.5%, 10–15–12 (A)	800	800,000
9.875%, 10–15–14 (A)	1,600	1,600,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Containers (Continued)		
Jefferson Smurfit Corporation,		
8.25%, 10–1–12	$3,000	$ 3,082,500
MDP Acquisitions plc,		
9.625%, 10–1–12	6,800	7,310,000
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	9,750	10,651,875
Pliant Corporation,		
0.0%, 6–15–09 (C)	4,250	3,825,000
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	1,600	1,584,000
		50,547,125
Cosmetics and Toiletries – 0.16%		
Chattem, Inc.,		
7.0%, 3–1–14	1,500	1,507,500
Defense – 0.57%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	3,500	3,771,250
DRS Technologies, Inc.,		
6.875%, 11–1–13	1,650	1,650,000
		5,421,250
Electrical Equipment – 0.92%		
Coleman Cable Inc.,		
9.875%, 10–1–12 (A)	5,800	5,916,000
Rexnord Corporation,		
10.125%, 12–15–12	2,500	2,750,000
		8,666,000
Electronic Instruments – 0.21%		
Fisher Scientific International Inc.,		
8.125%, 5–1–12	1,824	1,979,040
Finance Companies – 2.93%		
Dollar Financial Group, Inc.,		
9.75%, 11–15–11	2,700	2,875,500
Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp.,		
8.75%, 6–15–12	2,500	2,600,000
Goodman Global Holdings, Inc.,		
7.875%, 12–15–12 (A)	4,850	4,437,750
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	1,850	1,951,750

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
IWO Escrow Company:		
6.32%, 1–15–12 (A)	$ 800	$ 816,000
0.0%, 1–15–15 (A)(C)	3,150	2,016,000
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	1,600	1,680,000
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	2,500	1,775,000
Toll Corp.		
8.0%, 5–1–09,	3,800	3,857,000
Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc.,		
9.0%, 10–1–14	5,500	5,788,750
		27,797,750
Food and Related – 3.26%		
American Seafoods Group LLC and American Seafoods, Inc.,		
10.125%, 4–15–10	7,965	8,602,200
Doane Pet Care Company,		
10.75%, 3–1–10	4,850	5,141,000
Merisant Company,		
10.25%, 7–15–13 (A)	2,400	2,064,000
Pierre Merger Corp.,		
9.875%, 7–15–12	5,525	5,787,438
Pilgrim's Pride Corporation:		
9.625%, 9–15–11	1,000	1,085,000
9.25%, 11–15–13	850	935,000
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	8,500	7,267,500
		30,882,138
Forest and Paper Products – 4.44%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	1,520	1,512,400
Buckeye Technologies Inc.:		
8.0%, 10–15–10	9,890	9,791,100
8.5%, 10–1–13	3,750	3,937,500
Cellu Tissue Holdings, Inc.,		
9.75%, 3–15–10	2,700	2,781,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products (Continued)		
Georgia-Pacific Corporation:		
7.375%, 7–15–08	$ 4,700	$ 4,923,250
8.875%, 2–1–10	6,800	7,590,500
9.5%, 12–1–11	1,100	1,298,000
8.0%, 1–15–24	2,850	3,177,750
Mercer International Inc.,		
9.25%, 2–15–13	6,000	5,670,000
Tembec Industries Inc.,		
8.625%, 6–30–09	1,500	1,447,500
		42,129,000
Health Care – General – 2.16%		
Ardent Health Services, Inc.,		
10.0%, 8–15–13	3,595	4,260,075
Encore Medical IHC, Inc.,		
9.75%, 10–1–12 (A)	4,500	4,387,500
Eye Care Centers of America, Inc.,		
10.75%, 2–15–15 (A)	4,600	4,393,000
MQ Associates, Inc.,		
0.0%, 8–15–12 (C)	10,000	5,700,000
Medical Device Manufacturing, Inc.,		
10.0%, 7–15–12	1,600	1,712,000
		20,452,575
Homebuilders, Mobile Homes – 0.73%		
Meritage Corporation,		
7.0%, 5–1–14	3,800	3,800,000
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	1,800	1,728,000
7.5%, 1–15–15 (A)	1,500	1,387,500
		6,915,500
Hospital Supply and Management – 3.04%		
EGL Acquisition Corp.,		
7.625%, 2–1–15 (A)	3,200	3,200,000
Psychiatric Solutions, Inc.,		
10.625%, 6–15–13	4,570	5,072,700
Rural/Metro Corporation,		
0.0%, 3–15–16 (A)(C)	1,500	738,900
Rural/Metro Operating Company,		
LLC and Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15 (A)	2,000	2,055,000
Triad Hospitals, Inc.,		
7.0%, 11–15–13	5,750	5,649,375
US Oncology Holdings, Inc.,		
8.62%, 3–15–15 (A)	4,000	3,770,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hospital Supply and Management (Continued)		
US Oncology, Inc.:		
9.0%, 8–15–12 (A)	$1,750	$ 1,846,250
10.75%, 8–15–14 (A)	1,000	1,100,000
United Surgical Partners Holdings, Inc.,		
10.0%, 12–15–11	4,875	5,374,688
		28,806,913
Hotels and Gaming – 4.96%		
Gaylord Entertainment Company,		
8.0%, 11–15–13	2,400	2,484,000
HMH Properties, Inc.,		
7.875%, 8–1–08	382	389,640
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	4,000	4,700,000
John Q Hammons Hotels, L.P. and John Q Hammons		
Hotels Finance Corporation III,		
8.875%, 5–15–12	4,450	4,772,625
MGM Grand, Inc.,		
9.75%, 6–1–07	5,750	6,181,250
MGM MIRAGE,		
8.5%, 9–15–10	4,750	5,201,250
Mandalay Resort Group,		
9.375%, 2–15–10	6,500	7,198,750
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	4,700	4,700,000
Premier Entertainment Biloxi LLC and Premier		
Finance Biloxi Corp.,		
10.75%, 2–1–12	2,150	2,193,000
Sun International Hotels Limited and Sun International		
North America, Inc.,		
8.875%, 8–15–11	4,000	4,290,000
Turning Stone Casino Resort Enterprise,		
9.125%, 12–15–10 (A)	900	934,875
Vail Resorts, Inc.,		
6.75%, 2–15–14	4,000	3,920,000
		46,965,390
Household – General Products – 0.37%		
Sealy Mattress Company,		
8.25%, 6–15–14	3,375	**3,518,437**
Leisure Time Industry – 0.39%		
Royal Caribbean Cruises Ltd.:		
8.0%, 5–15–10	1,250	1,373,437
8.75%, 2–2–11	2,000	2,272,500
		3,645,937

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Motion Pictures – 1.82%		
Cinemark USA, Inc.,		
9.0%, 2–1–13	$ 1,600	$ 1,736,000
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	11,500	8,165,000
LCE Acquisition Corporation,		
9.0%, 8–1–14 (A)	7,375	7,338,125
		17,239,125
Motor Vehicle Parts – 0.59%		
Tenneco Automotive Inc.:		
10.25%, 7–15–13	4,150	4,627,250
8.625%, 11–15–14 (A)	1,000	972,500
		5,599,750
Motor Vehicles – 2.49%		
AutoNation, Inc.,		
9.0%, 8–1–08	4,750	5,225,000
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	2,375	2,398,750
Sonic Automotive, Inc.,		
8.625%, 8–15–13	7,000	6,965,000
TRW Automotive Acquisition Corp.,		
9.375%, 2–15–13	3,500	3,762,500
United Auto Group, Inc.,		
9.625%, 3–15–12	5,000	5,275,000
		23,626,250
Multiple Industry – 1.10%		
AMR HoldCo, Inc. and EmCare HoldCo, Inc.,		
10.0%, 2–15–15 (A)	800	832,000
Boise Cascade, L.L.C. and Boise Cascade Finance Corporation,		
5.535%, 10–15–12 (A)	500	510,000
CBD Media Holdings LLC and CBD Holdings Finance, Inc.,		
9.25%, 7–15–12	3,200	3,264,000
K&F Acquisition, Inc.,		
7.75%, 11–15–14 (A)	1,500	1,455,000
Tyco International Group S.A., Convertible,		
3.125%, 1–15–23 (A)	2,750	4,351,875
		10,412,875
Petroleum – Domestic – 2.41%		
Chesapeake Energy Corporation,		
9.0%, 8–15–12	1,000	1,103,750
Coastal Corporation (The),		
9.625%, 5–15–12	4,000	4,360,000
Delta Petroleum Corporation,		
7.0%, 4–1–15 (A)	800	772,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Domestic (Continued)		
EXCO Resources, Inc.,		
7.25%, 1–15–11	$ 6,500	$ 6,597,500
Encore Acquisition Company,		
8.375%, 6–15–12	1,900	2,052,000
Frontier Oil Corporation,		
6.625%, 10–1–11	800	796,000
KCS Energy, Inc.,		
7.125%, 4–1–12	750	757,500
Stone Energy Corporation,		
6.75%, 12–15–14	2,000	1,940,000
Venoco, Inc.,		
8.75%, 12–15–11 (A)	2,000	2,060,000
Whiting Petroleum Corporation,		
7.25%, 5–1–12	2,425	2,449,250
		22,888,000
Petroleum – International – 0.68%		
Forest Oil Corporation,		
8.0%, 6–15–08	1,500	1,593,750
Inergy, L.P. and Inergy Finance Corp.,		
6.875%, 12–15–14 (A)	2,900	2,784,000
Newfield Exploration Company,		
6.625%, 9–1–14	2,000	2,025,000
		6,402,750
Petroleum – Services – 3.40%		
Colorado Interstate Gas Company,		
10.0%, 6–15–05	7,000	7,072,373
Hanover Compressor Company:		
8.625%, 12–15–10	2,350	2,455,750
9.0%, 6–1–14	750	802,500
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	12,200	13,054,000
R&B Falcon Corporation,		
9.5%, 12–15–08	3,750	4,328,430
SESI, L.L.C.,		
8.875%, 5–15–11	4,250	4,536,875
		32,249,928
Publishing – 1.30%		
Dex Media East LLC and Dex Media East Finance Co.,		
12.125%, 11–15–12	3,624	4,294,440
Dex Media West LLC and Dex Media West Finance Co.:		
8.5%, 8–15–10	1,600	1,708,000
9.875%, 8–15–13	2,198	2,450,770
Dex Media, Inc.,		
8.0%, 11–15–13	3,750	3,881,250
		12,334,460

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 0.57%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	$ 5,250	$ 5,355,000
Real Estate Investment Trust – 1.84%		
Host Marriott, L.P.:		
9.25%, 10–1–07	4,250	4,547,500
7.125%, 11–1–13	13,000	12,902,500
		17,450,000
Restaurants – 0.52%		
Carrols Corporation,		
9.0%, 1–15–13 (A)	800	824,000
Landry's Restaurants, Inc.,		
7.5%, 12–15–14 (A)	4,225	4,098,250
		4,922,250
Retail – Food Stores – 1.87%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	2,450	2,572,500
Domino's Inc.,		
8.25%, 7–1–11	2,406	2,514,270
Roundy's, Inc.,		
8.875%, 6–15–12	7,585	8,115,950
Stater Bros. Holdings Inc.:		
6.51%, 6–15–10	2,850	2,821,500
8.125%, 6–15–12	1,750	1,688,750
		17,712,970
Retail – General Merchandise – 0.20%		
NBC Acquisition Corp.,		
0.0%, 3–15–13 (C)	2,650	1,894,750
Retail – Specialty Stores – 2.75%		
CSK Auto, Inc.,		
7.0%, 1–15–14	4,750	4,482,813
FTD, Inc.,		
7.75%, 2–15–14	3,200	3,280,000
Jo-Ann Stores, Inc.,		
7.5%, 3–1–12	8,000	8,170,000
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	5,700	5,514,750
United Rentals (North America), Inc.,		
7.0%, 2–15–14	5,000	4,575,000
		26,022,563

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 0.59%		
Global Cash Access, L.L.C. and Global Cash Access		
Finance Corporation,		
8.75%, 3–15–12	$ 5,250	$ 5,565,000
Utilities – Electric – 0.42%		
DPL Inc.,		
8.25%, 3–1–07	2,965	3,142,126
Texas Genco LLC and Texas Genco Financing Corp.,		
6.875%, 12–15–14 (A)	800	802,000
		3,944,126
Utilities – Gas and Pipeline – 2.70%		
ANR Pipeline Company,		
8.875%, 3–15–10	2,400	2,595,386
AmeriGas Partners, L.P. and AP Eagle Finance Corp.,		
8.875%, 5–20–11	4,700	4,982,000
Northwest Pipeline Corporation,		
8.125%, 3–1–10	5,300	5,671,000
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,901,750
7.625%, 7–15–19	3,000	3,247,500
7.75%, 6–15–31	5,700	6,156,000
		25,553,636
Utilities – Telephone – 8.91%		
Alamosa (Delaware), Inc.:		
0.0%, 7–31–09 (C)	4,353	4,733,888
8.5%, 1–31–12	4,400	4,559,500
American Tower Corporation:		
9.375%, 2–1–09	1,257	1,319,850
7.5%, 5–1–12	3,750	3,806,250
7.25%, 12–1–11	4,750	4,904,375
Centennial Cellular Corp. and Centennial Cellular		
Operating Co. LLC,		
10.75%, 12–15–08	2,312	2,381,360
Centennial Communications Corp., Centennial		
Cellular Operating Co. LLC and Centennial		
Puerto Rico Operations Corp.,		
8.125%, 2–1–14	1,600	1,640,000

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
Crown Castle International Corp.,		
7.5%, 12–1–13	$6,250	$ 6,859,375
MCI, Inc.,		
6.908%, 5–1–07	5,158	5,248,265
Nextel Communications, Inc.:		
5.95%, 3–15–14	2,550	2,537,250
7.375%, 8–1–15	7,500	7,921,875
Nextel Partners, Inc.,		
8.125%, 7–1–11	5,100	5,418,750
Qwest Capital Funding, Inc.,		
7.75, 8–15–06	2,750	2,780,937
Qwest Corporation,		
9.125%, 3–15–12 (A)	5,000	5,437,500
Qwest Services Corporation and Qwest		
Communications International Inc.:		
13.5%, 12–15–07 (A)	4,500	5,006,250
14.5%, 12–15–14 (A)	1,875	2,264,062
SBA Communications Corporation,		
8.5%, 12–1–12 (A)	7,050	7,296,750
US Unwired Inc.,		
10.0%, 6–15–12	6,675	7,392,563
Ubiquitel Operating Company,		
9.875%, 3–1–11 (A)	1,600	1,764,000
Valor Telecommunications Enterprises, LLC		
and Valor Telecommunications Enterprises		
Finance Corp.,		
7.75%, 2–15–15 (A)	1,200	1,194,000
		84,466,800
TOTAL CORPORATE DEBT SECURITIES – 91.21%		**$864,323,480**

(Cost: $836,504,031)

See Notes to Schedule of Investments on page 23.

The Investments of High Income Fund

March 31, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Retail – Food Stores		
Kroger Co. (The):		
2.92%, 4–1–05	$24,349	$ 24,349,000
2.85%, 4–5–05	12,000	11,996,200
TOTAL SHORT-TERM SECURITIES – 3.83%		$ 36,345,200
(Cost: $36,345,200)		
TOTAL INVESTMENT SECURITIES – 97.26%		$921,697,865
(Cost: $895,453,303)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.74%		25,969,212
NET ASSETS – 100.00%		$947,667,077

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, the total value of these securities amounted to $139,285,220 or 14.70% of net assets.

(B)Security valued in good faith by the Valuation Committee of the Board of Directors.

(C)The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

  See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

  See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME FUND

March 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost-$895,453) (Notes 1 and 3)	$921,698
Cash	1
Receivables:	
Dividends and interest	17,614
Investment securities sold	9,898
Fund shares sold	1,410
Prepaid and other assets	116
Total assets	950,737

LIABILITIES

Payable to Fund shareholders	2,496
Accrued shareholder servicing (Note 2)	264
Accrued service fee (Note 2)	190
Accrued accounting services fee (Note 2)	19
Accrued management fee (Note 2)	16
Accrued distribution fee (Note 2)	8
Other	77
Total liabilities	3,070
Total net assets	$947,667

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$127,652
Additional paid-in capital	1,023,923
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	697
Accumulated undistributed net realized loss on investment transactions	(230,850)
Net unrealized appreciation in value of investments	26,245
Net assets applicable to outstanding units of capital	$947,667

Net asset value per share (net assets divided by shares outstanding):

Class A	$7.42
Class B	$7.42
Class C	$7.42
Class Y	$7.43

Capital shares outstanding:

Class A	116,810
Class B	5,185
Class C	2,278
Class Y	3,379
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME FUND

For the Six Months Ended March 31, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$38,766
Dividends	18
Total income	38,784
Expenses (Note 2):	
Investment management fee	2,971
Service fee:	
Class A	1,069
Class B	48
Class C	21
Shareholder servicing:	
Class A	922
Class B	80
Class C	28
Class Y	18
Distribution fee:	
Class A	30
Class B	143
Class C	62
Accounting services fee	114
Custodian fees	26
Legal fees	24
Audit fees	17
Other	139
Total expenses	5,712
Net investment income	33,072

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	7,363
Unrealized depreciation in value of investments	(23,369)
Net loss on investments	(16,006)
Net increase in net assets resulting from operations	$17,066

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME FUND

(In Thousands)

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
INCREASE IN NET ASSETS		
Operations:		
Net investment income.....................	$ 33,072	$ 63,052
Realized net gain on investments..............	7,363	21,833
Unrealized depreciation	(23,369)	(2,273)
Net increase in net assets resulting from operations......................	17,066	82,612
Distributions to shareholders from net investment income (Note 1D):[1]		
Class A	(31,021)	(59,016)
Class B	(1,149)	(1,998)
Class C	(511)	(799)
Class Y	(835)	(1,588)
	(33,516)	(63,401)
Capital share transactions (Note 5)	22,404	32,862
Total increase..............................	5,954	52,073
NET ASSETS		
Beginning of period	941,713	889,640
End of period	$947,667	$941,713
Undistributed net investment income	$ 697	$ 1,141

(1)See "Financial Highlights" on pages 27 - 30.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				For the fiscal period ended 9-30-00	For the fiscal year ended 3-31-00
		2004	**2003**	**2002**	**2001**		
Net asset value, beginning of period..	$7.55	$7.39	$6.84	$7.26	$8.10	$8.54	$9.39
Income (loss) from investment operations:							
Net investment income.........	0.26	0.51	0.52	0.56	0.66	0.37	0.78
Net realized and unrealized gain (loss) on investments.....	(0.12)	0.17	0.54	(0.42)	(0.84)	(0.44)	(0.84)
Total from investment operations.........	0.14	0.68	1.06	0.14	(0.18)	(0.07)	(0.06)
Less dividends from net investment income............	(0.27)	(0.52)	(0.51)	(0.56)	(0.66)	(0.37)	(0.79)
Net asset value, end of period.......	$7.42	$7.55	$7.39	$6.84	$7.26	$8.10	$8.54
Total return[1].........	1.75%	9.44%	16.10%	1.91%	–2.51%	–0.81%	–0.65%
Net assets, end of period (in millions).......	$867	$870	$833	$728	$715	$750	$826
Ratio of expenses to average net assets...	1.13%[2]	1.11%	1.15%	1.13%	1.08%	1.06%[2]	1.04%
Ratio of net investment income to average net assets..........	6.86%[2]	6.83%	7.31%	7.61%	8.56%	8.94%[2]	8.65%
Portfolio turnover rate..	24%	65%	63%	57%	74%	24%	42%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 3-31-05 | For the fiscal year ended September 30, | | | | For the fiscal period ended 9-30-00 | For the period from 10-4-99[1] to 3-31-00 |
		2004	2003	2002	2001		
Net asset value, beginning of period...	$7.55	$7.39	$6.83	$7.25	$8.10	$8.54	$8.84
Income (loss) from investment operations:							
Net investment income..........	0.22	0.44	0.45	0.49	0.59	0.33	0.36
Net realized and unrealized gain (loss) on investments......	(0.12)	0.16	0.55	(0.42)	(0.85)	(0.44)	(0.30)
Total from investment operations..........	0.10	0.60	1.00	0.07	(0.26)	(0.11)	0.06
Less dividends from net investment income...	(0.23)	(0.44)	(0.44)	(0.49)	(0.59)	(0.33)	(0.36)
Net asset value, end of period........	$7.42	$7.55	$7.39	$6.83	$7.25	$8.10	$8.54
Total return............	1.28%	8.37%	15.10%	0.79%	–3.41%	–1.28%	0.61%
Net assets, end of period (in millions)	$39	$36	$30	$21	$12	$5	$3
Ratio of expenses to average net assets	2.11%[2]	2.08%	2.16%	2.11%	1.99%	1.99%[2]	1.96%[2]
Ratio of net investment income to average net assets...........	5.89%[2]	5.86%	6.29%	6.60%	7.61%	8.02%[2]	7.79%[2]
Portfolio turnover rate ...	24%	65%	63%	57%	74%	24%	42%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the fiscal year ended March 31, 2000.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 3-31-05 | For the fiscal year ended September 30, | | | | For the fiscal period ended 9-30-00 | For the period from 10-4-99[1] to 3-31-00 |
		2004	2003	2002	2001		
Net asset value, beginning of period..	$7.55	$7.39	$6.83	$7.25	$8.11	$8.54	$8.84
Income (loss) from investment operations:							
Net investment income.........	0.22	0.44	0.45	0.49	0.60	0.33	0.36
Net realized and unrealized gain (loss) on investments.....	(0.12)	0.17	0.55	(0.42)	(0.87)	(0.43)	(0.30)
Total from investment operations.........	0.10	0.61	1.00	0.07	(0.27)	(0.10)	0.06
Less dividends from net investment income............	(0.23)	(0.45)	(0.44)	(0.49)	(0.59)	(0.33)	(0.36)
Net asset value, end of period.......	$7.42	$7.55	$7.39	$6.83	$7.25	$8.11	$8.54
Total return...........	1.31%	8.46%	15.13%	0.76%	−3.42%	−1.28%	0.65%
Net assets, end of period (in thousands)......	$16,902	$15,231	$10,464	$8,692	$4,513	$856	$404
Ratio of expenses to average net assets ...	2.03%[2]	2.01%	2.13%	2.12%	1.97%	2.07%[2]	1.91%[2]
Ratio of net investment income to average net assets..........	5.97%[2]	5.93%	6.33%	6.59%	7.60%	7.94%[2]	7.88%[2]
Portfolio turnover rate ..	24%	65%	63%	57%	74%	24%	42%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2000.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				For the fiscal period ended 9-30-00	For the fiscal year ended 3-31-00
		2004	**2003**	**2002**	**2001**		
Net asset value, beginning of period...	$7.55	$7.40	$6.84	$7.25	$8.10	$8.54	$9.39
Income (loss) from investment operations:							
Net investment income..........	0.28	0.54	0.52	0.58	0.69	0.39	0.81
Net realized and unrealized gain (loss) on investments......	(0.12)	0.15	0.57	(0.41)	(0.85)	(0.44)	(0.84)
Total from investment operations..........	0.16	0.69	1.09	0.17	(0.16)	(0.05)	(0.03)
Less dividends from net investment income ...	(0.28)	(0.54)	(0.53)	(0.58)	(0.69)	(0.39)	(0.82)
Net asset value, end of period........	$7.43	$7.55	$7.40	$6.84	$7.25	$8.10	$8.54
Total return.............	2.02%	9.62%	16.65%	2.20%	–2.22%	–0.69%	–0.39%
Net assets, end of period (in millions)	$25	$20	$16	$6	$3	$2	$2
Ratio of expenses to average net assets	0.83%[1]	0.83%	0.82%	0.82%	0.81%	0.80%[1]	0.79%
Ratio of net investment income to average net assets...........	7.16%[1]	7.13%	7.58%	7.91%	8.82%	9.21%[1]	8.91%
Portfolio turnover rate ...	24%	65%	63%	57%	74%	24%	42%

(1)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2005

Note 1 – Significant Accounting Policies

Waddell & Reed Advisors High Income Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, by investing primarily in a diversified portfolio of high-yield, high-risk fixed income securities, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

The Fund will deduct a redemption fee of 2.0% from any redemption or exchange proceeds if a shareholder sells or exchanges any class of shares after holding the shares less than 5 days. If a shareholder bought shares on different days, the "first-in, first-out" (FIFO) method is used to determine the holding period. Under this method, the shares held longest will be redeemed first for purposes of determining whether the redemption fee applies.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,436,053. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended March 31, 2005, W&R received $97, $48,471 and $4,529 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $917,505 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $30,996, which are included in other expenses.

As of November 2003, the Fund paid Frederick Vogel III additional compensation for his service as lead independent director. For the six-month period ended March 31, 2005, that amount was $556.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

Note 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $231,232,650, while proceeds from maturities and sales aggregated $223,050,410. Purchases of short-term securities aggregated $3,962,332,526, while proceeds from maturities and sales aggregated $3,968,810,752. No U.S. government securities were bought or sold during the period ended March 31, 2005.

For Federal income tax purposes, cost of investments owned at March 31, 2005 was $895,453,303, resulting in net unrealized appreciation of $26,244,562, of which $39,582,599 related to appreciated securities and $13,338,037 related to depreciated securities.

Note 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2004 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$63,061,894
Distributed ordinary income	63,400,524
Undistributed ordinary income*	1,479,481
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2005.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2007	$ 26,492,097
September 30, 2008	69,897,740
September 30, 2009	19,270,602
September 30, 2010	48,079,168
September 30, 2011	74,473,774
Total carryover	$238,213,381

Note 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
Shares issued from sale of shares:		
Class A	13,081	27,092
Class B	727	1,470
Class C	569	1,134
Class Y	1,167	2,806
Shares issued from reinvestment of dividends:		
Class A	3,681	7,108
Class B	142	252
Class C	64	102
Class Y	110	211
Shares redeemed:		
Class A	(15,205)	(31,589)
Class B	(467)	(1,013)
Class C	(373)	(633)
Class Y	(592)	(2,503)
Increase in outstanding capital shares	2,904	4,437
Value issued from sale of shares:		
Class A	$ 99,784	$203,196
Class B	5,542	11,030
Class C	4,348	8,504
Class Y	8,893	20,952
Value issued from reinvestment of dividends:		
Class A	28,046	53,142
Class B	1,085	1,885
Class C	483	759
Class Y	835	1,576
Value redeemed:		
Class A	(115,729)	(236,990)
Class B	(3,555)	(7,589)
Class C	(2,841)	(4,748)
Class Y	(4,487)	(18,855)
Increase in outstanding capital	$ 22,404	$ 32,862

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors High Income Fund, Inc. (the "Fund") as of March 31, 2005, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors High Income Fund, Inc. as of March 31, 2005, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors High Income Fund, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission ("SEC") on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at http://www.waddell.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1009SA (3-05)